UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------


                                   FORM 8-A/A
                                (Amendment No. 1)


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               -------------------


                        PIONEER NATURAL RESOURCES COMPANY
             (Exact name of registrant as specified in its charter)


                 Delaware                               75-2702753
 (State of incorporation or organization)            (I.R.S. Employer
                                                  Identification Number)

      5205 N. O'Connor Blvd., Suite 900
                Irving, Texas                              75039
  (Address of principal executive offices)               (Zip Code)

         Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered
           -------------------                ------------------------------

   Rights to Purchase Series A Junior
   Participating Preferred Stock, par
   value $.01 per share                          New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

     Securities Act registration statement file number to which this form relates (if applicable): N/A

     Securities to be registered pursuant to Section 12(g) of the Act: None


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     This  Amendment  No. 1 to Form 8-A amends Items 1 and 2 of Pioneer  Natural
Resources Company's (the "Company") Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 24, 2001, to disclose an amendment to the Rights Agreement, dated as of July 20, 2001 (as amended, the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). On May 22, 2006, the Company and the Rights Agent entered into an Amendment No. 1 to Rights Agreement (the "Amendment") to, among other things, (1) increase the trigger under the Rights Agreement from 15% to 20%, (2) delete language in the Rights Agreement that grandfathered Southeastern Asset Management, Inc. ("SEAM") under the Rights Agreement so that SEAM's then approximate 27% ownership in the Company would not result in SEAM being regarded as an "Acquiring Person" under the Rights Agreement, and (3) effect other technical modifications.

Item 1.     Description of Registrant's Securities to be Registered.

     On July 19, 2001, the board of directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares" or "Capital Stock"), of the Company. The dividend was paid on July 31, 2001 (the "Record Date") to the holders of Capital Stock of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $95.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) the tenth business day following a public announcement that a person has acquired beneficial ownership of 20% or more of the outstanding Capital Stock (an "Acquiring Person") or (ii) the tenth business day (subject to extension) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming the beneficial owner of the number of shares necessary to be an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of this Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Capital Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Capital Stock certificates issued after the Record Date, upon transfer or new issuance of Capital Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Capital Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Capital Stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Capital Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

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     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 31, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share plus an amount equal to accrued and unpaid dividends thereon but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each
Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the  event  that,  after a person or a group  has  become  an  Acquiring
Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred (subject to certain exceptions), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will

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thereafter  have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after a person or group has become an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Capital Stock, the board of directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share for each two Common Shares for which each Right is then exercisable pursuant to the provisions of the Rights Agreement (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to such time as a person or group becomes an Acquiring Person, the board of directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (with respect to each holder of Rights, rounded up to the nearest cent for the aggregate Rights held by such holder) (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the board of directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the board of directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Capital Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (subject to certain exceptions) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     A copy of the Rights Agreement was filed as exhibit 4.1 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 24, 2001. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

4.1 Rights Agreement, dated as of July 20, 2001, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation

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


     of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to
     Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 24, 2001.)

4.2 Amendment No. 1 to Rights Agreement, dated as of July 20, 2001, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.*

--------------
*  Filed herewith.


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




                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                 PIONEER NATURAL RESOURCES COMPANY


Date:  May 22, 2006              By: /s/ Darin G. Holderness
                                     ---------------------------------------
                                     Darin G. Holderness
                                     Vice President and Chief Accounting Officer

                                  EXHIBIT INDEX


4.1 Rights Agreement, dated as of July 20, 2001, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to
     Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 24, 2001.)

4.2 Amendment No. 1 to Rights Agreement, dated as of July 20, 2001, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.*

-----------
*  Filed herewith.


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